EXHIBIT 4(k)

                          PRUCO LIFE INSURANCE COMPANY
                        2999 NORTH 44th STREET, SUITE 250
                             PHOENIX, ARIZONA 85014

                      ENHANCED DOLLAR COST AVERAGING RIDER

This Rider is made part of your Annuity. If the terms of your Annuity and those of this Rider conflict, the provisions of this Rider shall control. During the Accumulation Period, we may, in certain situations, make available an Enhanced Dollar Cost Averaging Program ("Program") designed to transfer Account Value in a Fixed Rate Option to other allocation options that you have specified which we offer under this Program, such transfers to be made on a monthly basis.

This Program is separate from any other dollar cost averaging program we may make available. The Program may be utilized only as permitted by us in accordance with our rules at the time of election, and may not be available in conjunction with other programs and benefits we may make available. You may select this Program by submitting to us a request in Good Order.

Enhanced Dollar Cost Averaging under this Program is subject to the following rules:

     (a)    We may restrict this Program to only certain new Purchase Payments.

     (b) We may limit the allocation options into which Account Value may be transferred as part of the Program.

     (c) We may limit this Program to only transfers from the Fixed Rate Options that we make available for this Program.

     (d) Such a Program may only be selected in conjunction with, and simultaneous to, a new Purchase Payment allocation to a Fixed Rate Option we make available for this Program.

     (e) Interest rates will be declared by us on or before the date allocations are made into the Program. Interest rates credited to each Fixed Rate Option we make available for this Program are applied to a declining balance due to the monthly transfer of Account Value to the allocation options you have selected. This will reduce the effective rate of interest credited to a Fixed Rate Option over the course of the duration selected.

          The declared rate of interest credited to each Fixed Rate Option we make available for this Program on the Effective Date of this Rider is shown on the Schedule Supplement. If we make this Program available to future Purchase Payment allocations, interest rates for those allocations will be declared on or before the date those allocations are made. The declared rate of interest we

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          credit to each Fixed Rate Option we make available for this Program will never be less than the Minimum Guaranteed Interest Rate shown on the Schedule Supplement.

     (f) We credit interest daily to the amounts in each Fixed Rate Option we make available for this Program at the daily equivalent of a specific rate declared for that Fixed Rate Option until the earliest of: 1) the date the amount in the Fixed Rate Option is transferred out of the Fixed Rate Option; 2) the date the amount in the Fixed Rate Option is withdrawn; 3) the date as of which any death benefit payable is determined, and 4) the Annuity Date.

            Monthly transfers will be made over the term of the Fixed Rate Option. Please refer to the "Transfers under the Enhanced Dollar Cost Averaging Program" provision below.

     (h) If, at the time you elect this benefit you are in a Right to Cancel period in which any Purchase Payments made may be restricted to specific allocation choices, we will initiate this Program at the expiration of the Right to Cancel period, and we will transfer amounts in accordance with this Program.

TRANSFERS UNDER THE ENHANCED DOLLAR COST AVERAGING PROGRAM: Purchase Payments allocated to this Program are transferred monthly and systematically, based on a duration we make available, to the allocation options you specify. We will transfer amounts in a series of substantially equal amounts on each monthly transfer date. The first transfer from the Fixed Rate Option is made as of the date of the allocation of the applicable Purchase Payment unless your allocation choices are being restricted during a Right to Cancel period, as described in
(h) above. In that case, the first transfer under this Program will be made at the expiration of the Right to Cancel period. Subsequent transfers are made monthly. The final transfer includes the interest credited during the period (but see the "Effect of Withdrawals on Transfers" section below for the effect of withdrawals).

Unless we receive specific allocation instructions, we will make transfers in accordance with the allocation instructions in effect when you made your most recent Purchase Payment allocation to the Fixed Rate Option. You may change the allocation options to which transfers under this Program are made by furnishing us with new allocation instructions in Good Order. Any transfers occurring after we receive your new allocation instructions will be made in accordance with the new instructions. Transfers under this Program will be subject to the investment limitations applicable to any other benefit provided under the Annuity. Transfers under this Program do not count toward the maximum number of free transfers permissible under the Annuity, and you are not subject to a transfer fee for transfers under this Program.

EFFECT OF WITHDRAWALS ON TRANSFERS: Withdrawals from the Program are permitted. We will recalculate the monthly transfer amount to reflect the reduction of Account Value in the Fixed Rate Option caused by the withdrawal. This recalculation may include some or all of the interest credited to the date of the next scheduled transfer. Any interest that is not included in the recalculated transfer amount will be paid with the final transfer amount, unless there is another subsequent withdrawal.

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Deductions of the Maintenance Fee or any other charges for optional benefits are treated as withdrawals for this purpose. If a withdrawal reduces the monthly transfer amount below the Minimum Monthly Transfer Amount shown in the Schedule Supplement, the remaining balance in the Program's Fixed Rate Option will be transferred on the next monthly transfer date to the allocation options you most recently selected under this Program. Allocation of withdrawals among allocation options will be handled in the manner described in the "Allocation Rules For Account Value" provision of the Annuity.

TERMINATION: You may cancel your participation in this Program by submitting a request in Good Order. Your request must include instructions as to how you wish to re-allocate your funds under this Program. If you do not provide such instructions at the time of your request, we will re-allocate your funds on a pro-rata basis among the variable allocation options in which you are already invested. If an allocation option is no longer available, we reserve the right to allocate that portion that would have been applied to such allocation option to the money market allocation option.


                          PRUCO LIFE INSURANCE COMPANY

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                                   Secretary